Crypto Winter Best Time To Launch ETF: Macellari

Blue Macellari, head of digital assets at T. Rowe Price, joins Scarlet Fu and Tim Stenovec on "Bloomberg Crypto." They discuss the launch of the T. Rowe Price Active Crypto ETF (ticker: TKNZ). The fund is the first actively managed multi-token spot exchange-traded product.

Bloomberg TV Transcripts (US)

Jul 21 • 12:59 PM

Broadcast Start Time: 12:00: 00 EST. Broadcast End Time: 12:59: 59 EST.
ORGANIZATION/COMPANY: T Rowe Price Group Inc, Bank of America Corp..

Program: Bloomberg Crypto

Date: 07/21/2026

Broadcast Start Time: 12:00:00 EST

Broadcast End Time: 12:59:59 EST

Entity:

ORGANIZATION/COMPANY: T Rowe Price Group Inc, Bank of America Corp.

Minute: 0

Scarlet: I’m Scarlet Fu.

Tim: I’m Tim Stenovec.

Scarlet: Here’s what’s at stake today. Treasury Secretary Scott Bessent says we are at the one-yard line for the CLARITY Act in the Senate. Crypto stocks are surging.

Tim: We talked to Sonali Theisen of BofA about using her role to steer the approach to crypto and AI.

Scarlet: Shares of Twenty One are falling after its merger is scrapped.

Tim: That’s ahead in the next hour. We have to look at where crypto stocks and crypto assets are on this day. Stocks are trading higher, part of a broader rebound when it comes to risk assets. Investors are encouraged by renewed momentum for legislation in Washington. Coinbase and Strategy are higher, with Strategy up close to 5% right now.

Minute: 1

Forging miners are also among the leaders, up about 7%. Flipping over to some of the assets we are focused on, Bitcoin and Ether are up.

Scarlet: Against this backdrop, we are seeing Bitcoin ETFs record a second straight week of net inflows after almost two months of capital flight. Look at the bars on the far right representing weekly inflows. They are fairly minimal compared with the outflows for much of the second quarter, but it is a start, and it is raising hopes that cryptocurrencies might be finding a floor. On Friday, Tom Keene and I spoke with an economist to get his thoughts on investing in crypto, and here’s what he told us.

>> the young want to know about crypto. you and i love crypto. is it going to 30?

>> most likely, yes.

Minute: 2

Crypto and cryptocurrency are not a means of payment. They are not a stable store of value. It’s actually a misnomer.

Tim: Amid the price volatility in digital assets, T. Rowe Price has launched a new ETF: TKNZ, the first actively managed multi-token spot ETF. Let’s bring in Blue Macellari, head of digital assets at T. Rowe Price. It’s been quite some time since we last spoke. I want to talk timing. Why is this the right time to launch a multi-asset ETF?

Blue: I know we have been in a deep market for several months, the crypto winter. From a portfolio management perspective, that is the best time to launch a multi-token ETF. We are really excited about where the space is going.

Minute: 3

There are key thematic drivers. We have the regulatory pieces falling into place, one after another, which has been terrific. I think we continue to be excited about adoption on multiple fronts, including tokenization and what that means for crypto assets.

Scarlet: Blue, one question that comes to mind when I hear T. Rowe Price is that it has been fairly cautious on crypto for years. What has changed, and when did the change begin?

Blue: People were surprised when T. Rowe Price came into the space. We have actually been building in this space since 2022. We have been trading a multi-token portfolio since 2023. We were waiting for regulatory clarity and a sufficient regulatory construct for a true multi-token product. The main thing is that we are active managers. We believe in fundamental

Minute: 4

research-driven active management. That is what we have been building toward for several years. We are excited to be bringing something to market.

Tim: The multi-token part piques our interest. In a market where Bitcoin has outperformed nearly every other digital asset over a multiyear period, how do you make the case for diversification instead of just holding Bitcoin?

Blue: From an investment perspective, we look at Bitcoin as a very different or unique macro asset. When we look at the rest of the tokens, the chains, and our investable universe, those are disruptive technologies. People want exposure to disruptive technologies. When we think about multitrillion-dollar asset managers and large, important banks embracing tokenization,

Minute: 5

we see Nasdaq moving in that direction. If we are going to tokenize this stuff, it will be built on public chains and that disruptive technology. That translates to value.

Scarlet: You stressed active management. In equities, that has a seven-year track record and a lot of historical data. Crypto basically has none in comparison. What does your research process look like when the oldest asset in the portfolio in this fund has 16 years of history and the youngest, Hyperliquid, launched at the end of 2024?

Blue: That’s a great question. We have a three-pillar investment process. Crypto is unique. It’s an emerging asset class, very much in line with our DNA. The core foundation is fundamental. We look at the technology and economics. The technology tells us that it can win.

Minute: 6

Then we look at drivers of growth, such as ecosystems, partnerships, addressable markets, and whether this is a good product for any given chain or sector. The third piece is that you have to look at momentum and trend. You need to look at where the market is and where things are moving. It is a market that trades 168 hours a week. You can be right on the fundamentals and still get run over by something on Twitter. It is a complex and very different process than many types of equity or fixed income investing.

Tim: Scarlet had a question about T. Rowe being cautious on crypto for years and what has changed. Just a follow-up on that, given the reputation of T. Rowe: two-thirds of its assets are in

Minute: 7

retirement accounts. You think about the typical client: it’s a 401(k) retirement saver. TKNZ is not registered and doesn’t have the same investor protections as your equity and bond funds. I’m curious about the discussions that may have happened internally as this went to market. You talked about reputational risk. If a crypto product loses 50% of its assets, or performance declines by 50% in a downturn, T. Rowe’s crypto giant fund is cut in half.

Blue: The first thing is that the core conversations we had all along were that we believed, more so in crypto than most other asset classes, active management and good judgment are key. Like everything we do, we put clients first. It’s one of the reasons we have

Minute: 8

been cautious. It is one of the reasons we have been very thoughtful in putting this together. Then it becomes a question that investors have with their financial advisors. It depends on those types of individual profiles. It will not be for everyone, and we recognize that. We think it is a really exciting space. We think it is a growing space, and we see the value of active management there. That’s a great opportunity for us.

Scarlet: I cohost ETF IQ, so I have an ETF-type question to ask you. When it comes to fees for TKNZ, you are charging 75 basis points and 90 basis points in May of 2027. You look at IBIT, which charges 25 basis points. This feels expensive—three times that fee. Is the implicit bet that active

Minute: 9

tokens add enough alpha to justify the cost of a passive single-token ETF?

Blue: If you have a passive single-token ETF, it is one single name all the time. This is a market that trades 168 hours a week, and it’s important to be able to move with the market, to do that research, and to construct a portfolio that is nimble and agile, particularly in such a volatile market. The second case is that the most commoditized products are in that fee range. When you look at single-name altcoin ETFs with staking and the small number of passive multi-token products, I think we are priced really competitively given the additional alpha we will bring to the market.

Tim: T. Rowe Price head of digital assets Blue Macellari.

Minute: 10

Always good to check in with you, and we appreciate your time this afternoon. Bank of America is naming a new head of global digital asset platform: Sonali Theisen.